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Exhibit 99(a)(11)

FOR IMMEDIATE RELEASE

NATURE'S SUNSHINE PRODUCTS ANNOUNCES PRELIMINARY
RESULTS OF ITS DUTCH AUCTION TENDER OFFER

        PROVO, UTAH, November 30, 2004—Nature's Sunshine Products, Inc. (NASDAQ:NATR), a leading manufacturer and marketer of encapsulated herbs and vitamins, today announced the preliminary results of its Dutch Auction tender offer to purchase up to 1,000,000 shares of its outstanding common stock at a price not less than $14.20 and not greater than $16.50 per share.

        Based on the preliminary count by the depositary for the tender offer, 1,484,271 shares of common stock, including approximately 118,003 shares that were tendered through notice of guaranteed delivery, were properly tendered and not withdrawn at or below $16.50 per share. Nature's Sunshine expects to purchase an aggregate of 1,000,000 shares of common stock at a purchase price of $16.50 per share. The resulting estimated proration factor for the tender offer is 67.37%.

        The purchase price and the proration factor are preliminary and are subject to verification by the depositary. Payment for the shares accepted for purchase, and return of all other shares tendered, will occur promptly after the completion of the final purchase price and proration computations.

        Shattuck Hammond Partners LLC has acted as financial advisor and dealer manager for the tender offer. The depositary is American Stock Transfer & Trust Company. For questions and information, please contact the information agent for the tender offer, Georgeson Shareholder Communications, Inc., by calling (888) 264-7051.

        About Nature's Sunshine    Nature's Sunshine Products manufactures and markets through direct sales encapsulated and tableted herbal products, high quality natural vitamins, and other complementary products. In addition to the United States, the Company has operations in Japan, Mexico, Central America, South Korea, Canada, Dominican Republic, Venezuela, Ecuador, Peru, the United Kingdom and Ireland, Colombia, Brazil, Thailand, Israel, Singapore and Taiwan. The Company also has exclusive distribution agreements with selected companies in Argentina, Australia, Chile, New Zealand, Norway, and the Russian Federation.

        Statements in this press release concerning the Company's business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product line growth, together with other statements that are not historical facts, are "forward-looking statements" as that term is defined under Federal Securities Laws. "Forward-looking statements" are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those set forth in such statements. Such risks, uncertainties, and factors include, but are not limited to, foreign business risks, industry cyclicality, fluctuations in customer demand and order pattern, changes in pricing and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.

Contact:
	Craig D. Huff Chief Financial Officer 75 East 1700 South P.O. Box 19005 Provo, UT 84605 (801) 342-4370	Steven S. Anreder Anreder & Co. 10 East 40th Street Suite 1308 New York, NY 10016 (212) 532-3232

        For more information, contact us at our website at www.natr.com.

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NATURE'S SUNSHINE PRODUCTS ANNOUNCES PRELIMINARY RESULTS OF ITS DUTCH AUCTION TENDER OFFER